UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-1365

SCIOTO DOWNS, INC.

(Exact name of registrant as specified in its charter)

6000 South High Street, Columbus, Ohio 43207

(Address of principal executive offices)

Registrant’s telephone number, including area code     (614) 491-2515

Common Stock, Par Value $1.05 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please  place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(l)(i) ☐
Rule 12g-4(a)(l)(ii) ☐	Rule 12h-3(b)(l)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Scioto Downs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 8, 2003	By:	\s\ Edward T. Ryan
Edward T. Ryan, President